K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 15, 2014

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares FTSE Emerging Markets Plus ETF
(File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On February 18, 2014, KraneShares Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 35 to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) with respect to the KraneShares FTSE Emerging Markets Plus ETF (the “Fund”) (accession number 0001144204-14-010366), a series of the Trust.

Via a teleconference on April 4, 2014, you provided comments on the Registration Statement. Following below is a summary of those comments and the Registrant’s responses to them. Defined terms used below have the same meanings as in the Registration Statement. The changes to the Fund’s prospectus and statement of additional information, as described below, are filed concurrent herewith.

PROSPECTUS

FUND SUMMARY

Fees and Expenses of the Fund

1.     Please consider whether adding an “acquired fund fees and expenses” line item to the Fund’s “Shareholder Fees” table would be appropriate.

RESPONSE: The Registrant has added “acquired fund fees and expenses” to the Fund’s “Shareholder Fees” table.

Principal Investment Strategies

2. Please add disclosure related to the additional classes of shares that are contained in the Underlying Index.

RESPONSE: The Registrant has added the requested disclosure.

3. The prospectus states that Russia is one of the largest markets covered by the Underlying Index. Given the recent events involving Ukraine and Russia and the imposition of sanctions on Russia, please consider whether additional disclosure should be added.

RESPONSE: The Registrant has added the requested disclosure.

4. Please explain the difference between the Underlying Index and the FTSE Emerging Markets Index.

RESPONSE: The Registrant has added the requested disclosure.

5. The prospectus states that a Co-Adviser will apply for a license to invest in A Shares on the Fund’s behalf. Please explain, supplementally, why the Co-Adviser has not yet applied for the license.

RESPONSE: The Fund no longer currently intends to retain a Co-Adviser that will directly invest in A Shares on the Fund’s behalf. Accordingly, the referenced disclosure has been removed.

Principal Risks

6. The prospectus contains an extensive discussion of the risks of investing in A Shares. Consider including additional risk disclosure regarding the other types of China share classes the Fund may invest in.

RESPONSE: The Registrant has modified the disclosure to reflect the Fund’s revised investment strategies and added disclosure consistent with the Staff’s comment.

7. The prospectus states that the Co-Advisers may be newly-registered investment advisers. If a Co-Adviser is incorporated outside of the United States, confirm that they have filed their Form ADV and registered a U.S. agent for service.

RESPONSE: The Fund no longer intends to retain such a Co-Adviser.

ADDITIONAL INFORMATION

8. Consider adding disclosure related to the specific types of swaps that the Fund may invest in and the segregation requirements articulated in Investment Company Act Release Nos. 10666 and 29776.

RESPONSE: The Registrant has added disclosure consistent with the Staff’s comment.

9. Consider whether the country-specific investment risks contained in Item 9 should be reflected in the Fund Summary.

RESPONSE: The Registrant has added summaries of each country-specific risk to the Fund Summary.

STATEMENT OF ADDITIONAL INFORMATION

GENERALLY

10. Please confirm that all principal strategies and risks are disclosed in the prospectus.

RESPONSE: The Registrant confirms that the Fund’s principal stategies and risks are disclosed in the prospectus.

11. Please confirm, supplementally, that nothing contained in the Registration Statement is inconsistent with the exemptive relief provided by the SEC Staff that will be relied upon by the Registrant in offering the Fund.

RESPONSE: The Registrant confirms that the Registration Statement is consistent with the terms of the exemptive relief granted by the SEC in Investment Company Act Release Nos. 30425 (March 12, 2013) (notice) and 30452 (April 8, 2013) (order).

INVESTMENT LIMITATIONS

12. Please confirm, supplementally, that the Fund does not have any non-fundamental investment policies or limitations that should be disclosed in the statement of additional information.

RESPONSE: The Registrant confirms that the Fund does not have any non-fundamental investment policies or limitations.

*       *       *       *       *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc: Jonathan Krane

Krane Fund Advisors, LLC

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